EXHIBIT 4.2


                                    AGREEMENT


     AGREEMENT, dated as of April 21, 1997 between KTI Recycling, Inc., a Delaware corporation and its subsidiaries("KTIR"), KTI, Inc., a New Jersey corporation ("KTI") and PNC Bank ("PNC").

     WHEREAS, KTIR has executed a Term Sheet with Prins Recycling Corp. and certain subsidiaries ("Prins) pursuant to which KTIR has indicated its intent, subject to the conditions stated in the Term Sheet, to purchase all waste processing and recycling facilities owned and operated by Prins in Boston, Massachusetts, Newark, New Jersey and Franklin Park, Illinois, (the "Assets") pursuant to a Plan of Reorganization in the Chapter 11 proceeding commenced by Prins;

     WHEREAS, PNC's approval of the sale of the Assets is required by virtue of the fact that PNC holds a first priority lien on the Assets;

     WHEREAS, Prins has received an offer from a third party to purchase the Assets located in Franklin Park (the "Chicago Facility") for a purchase price that would result in PNC receiving net proceeds of $2 million;

     WHEREAS, PNC has agreed to forbear from insisting upon and agreeing to the sale of the Chicago Facility to the third party to permit KTIR to consummate its purchase of the Assets only on the terms and conditions set forth herein;

     WHEREAS, PNC has agreed to increase its credit facility to Prins by an additional $1 million to permit Prins to continue to operate pending a closing on the sale of the Assets only on the terms and conditions herein;

     WHEREAS, KTI has agreed to guaranty the payment of a portion of the consideration KTIR is agreeing to pay pursuant hereto, and to guaranty a portion of any losses sustained by PNC in connection with PNC's loans to Prins;

     NOW, THEREFORE, FOR GOOD AND VALUABLE CONSIDERATION, THE RECEIPT AND ADEQUACY OF WHICH ARE HEREBY ACKNOWLEDGED, it is AGREED as follows:

     1. Within two (2) business days of the execution of this Agreement, KTIR and/or KTI shall cause to be issued an irrevocable Letter of Credit naming PNC as the beneficiary in the amount of $1 million. The term of the Letter of Credit shall be six (6) months. The Letter of Credit will provide, inter alia, that PNC may draw the full amount if:

          (a) Either KTIR or Prins terminates the Agreement providing for the sale of the Assets to KTIR for any reason, or

          (b)  KTIR has not purchased the assets on or before July 31, 1997, or

          (c) the term of the Letter of Credit has not been renewed for an additional six (6) month period by the 30th day prior to the expiry date.

     2. KTIR agrees that if, for any reason, the sale of the Assets to it is not approved by the Bankruptcy Court by July 31, 1997, if it has not already done so, it shall submit a bid to purchase the Chicago Facility by the delivery of the $2 million Promissory Note referenced in paragraph 4 to PNC and specifying that PNC shall not be responsible for any transactional or other costs associated with the sale (a "Conforming Bid"). KTIR shall not, however, be required to submit a Conforming Bid (or may withdraw its Conforming Bid if previously submitted), if its due diligence with respect to environmental matters at the Chicago Facility discloses that the actual cost of remediation of any environmental conditions required under applicable law (exclusive of "soft costs", such as consulting and engineering fees) not indemnified against by any third party (and with respect to which indemnification no counterclaims or offsets have been asserted) exceeds $50,000; provided, however, that if Prins pays or PNC pays or promises to pay the excess of such costs over $50,000, KTIR shall still be required to submit (or not withdraw) a Conforming Bid. In the event that the initial application by Prins to approve the separate sale of the Chicago Facility does not result in a sale of the Chicago Facility, KTIR shall similarly submit a Conforming Bid on any and all subsequent applications to the Bankruptcy Court to sell the Chicago Facility.

     3. In the event that PNC draws on the Letter of Credit, it shall retain the proceeds thereof in an interest-bearing segregated account until either (a) the Chicago Facility is sold to KTIR or to a higher bidder or (b) KTIR breaches its obligation to purchase the Chicago Facility. In the event that KTIR purchases the Chicago Facility, the proceeds of the Letter of Credit plus all accrued interest shall be applied as a credit against the purchase price. In the event that the Chicago property is sold to a higher bidder, the proceeds of the Letter of Credit and all accrued interest shall be returned to KTIR. In the event that KTIR breaches its obligations to purchase the Chicago Facility, PNC shall be entitled to retain the proceeds of the Letter of Credit and all accrued interest as liquidated damages.

     4. As soon as practicable after the date of this Agreement, but in no event more that seven (7) days from said date, KTIR shall give PNC an undated Promissory Note in the sum of $2 million. In the event that KTIR purchases the Chicago Facility, other than as part of a purchase of all of the Assets, the Promissory Note shall be dated as of the date of the closing on such sale. On the date of closing, PNC shall apply the proceeds of the $1 million Letter of Credit plus all interest accrued thereon in reduction of the Promissory Note. The remaining unpaid balance of the Promissory Note shall accrue interest from the date of closing at the rate of prime plus one-quarter percent per annum and the total amount of principal and interest shall be payable to PNC 180 days from the date of closing. The Promissory Note shall be secured by the guaranty of KTI in the sum of $1 million and a first priority security interest in all of the assets of the Chicago Facility including a mortgage lien on all real property. In addition, PNC shall hold a deed in lieu of foreclosure in escrow which may be recorded if KTIR and/or KTI fail to pay in the full amount of principal and interest due under the Promissory Note within seven (7) days of PNC's demand for payment under the terms of the Promissory Note and/or the guaranty of KTI.

     5. In connection with KTIR's offer to purchase the Assets, a subsidiary of KTI will be entering into a management agreement to manage a business and operations of Prins through the date of closing on the sale of the Assets, which is anticipated to be July 31, 1997. In consideration for the agreement to provide such management services, PNC shall pay to KTI a management fee of $500,000, payable in full at such time as PNC is paid the full amount of its outstanding principal and interest due from Prins, either from the sale of the Assets to KTIR in cash and notes pursuant to the provisions of the Term Sheet dated April 18, 1997, or from the sale of the Assets to a higher bidder. However, in the event that PNC is not paid the full amount of the outstanding principal and interest due from Prins, it shall not be obligated to pay any management fee.

     6. KTI shall, within five (5) business days from the date hereof, issue to PNC 30,000 warrants to purchase common shares of KTI at $8.50 per share exercisable at any time within five years from the date of issuance. PNC shall be granted registration rights with respect to the common stock issuable upon exercise of such warrants upon substantially the same terms and conditions as KTI's standard form of registration rights agreement.

     7. As soon as practicable after the date of this Agreement, but in no event more than seven (7) days from such date, KTI shall provide PNC with a written guaranty of 40% of any new advances to Prins made after April 18, 1997, subject to a maximum guaranty of $400,000. KTI will share pari passu in any losses sustained by PNC up to said maximum guaranty. By way of example, if PNC advances to Prins $1 million after April 18, 1997 and collects 70% of the total principal and interest due from Prins (i.e., a 30% loss), KTI will pay PNC the sum of $120,000 (30% of 40% of the assumed advance of $1 million). The percentage of the loans guaranteed by KTI hereunder shall not be reduced by the amount of any repayments and collections received by PNC in the ordinary course of business.

     8.   KTI and KTIR hereby represent and warrant to PNC as follows:

          (a) They are duly incorporated and existing and in good standing under the laws of New Jersey and Delaware respectively;

          (b) They have the corporate power and corporate authority to execute and deliver this Agreement and to perform their obligations hereunder and all corporate actions necessary for the making and performance of this Agreement have been duly taken; and

          (c) This Agreement has been duly executed and delivered by them and constitutes their binding and valid obligation enforceable against them in accordance with its terms.


     IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed by their duly authorized representatives as of the date and year first above written.


                              KTI RECYCLING, INC.


                              By:  /s/ Robert E. Wetzel
                                   Robert E. Wetzel
                                   Senior Vice President


                              KTI, INC.


                              By:  /s/ Robert E. Wetzel
                                   Robert E. Wetzel
                                   Senior Vice President


                              PNC BANK, NATIONAL ASSOCIATION


                              By:  /s/ Daniel W. Zoeller
                                   Daniel W. Zoeller
                                   Vice President